SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October , 2003 .
                                          -------   -----

                              HILTON PETROLEUM LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Petroleum Ltd.
                                              (Registrant)

Date  October 29, 2003                     By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:               X     SCHEDULE A
                                    -------
                                       X     SCHEDULES B & C
                                    -------
                                    (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                      HILTON PETROLEUM LTD.
                                    --------------------------------------------
ISSUER ADDRESS                      #1305 - 1090 WEST GEORGIA STREET
                                    VANCOUVER, BC   V6E 3V7
                                    --------------------------------------------
ISSUER TELEPHONE NUMBER             (604) 685-9316
                                    --------------------------------------------
ISSUER FAX NUMBER                   (604) 683-1585
                                    --------------------------------------------
CONTACT PERSON                      MR. NICK DEMARE
                                    --------------------------------------------
CONTACT'S POSITION                  DIRECTOR
                                    --------------------------------------------
CONTACT'S TELEPHONE NUMBER          (604) 685-9316
                                    --------------------------------------------
CONTACT'S E-MAIL ADDRESS            ndemare@chasemgt.com
                                    --------------------------------------------
WEBSITE                             hiltonpetroleum.com
                                    --------------------------------------------
FOR QUARTER ENDED                   AUGUST 31, 2003
                                    --------------------------------------------
DATE OF REPORT                      OCTOBER 29, 2003
                                    --------------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


NICK DEMARE                  /s/ Nick DeMare                           03/10/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

WILLIAM LEE                  /s/ William Lee                           03/10/29
--------------------------------------------------------------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A













--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2003

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                    AUGUST 31         MAY 31
                                                      2003             2003
                                                        $                $
                                                                     (AUDITED)
                                   ASSETS

CURRENT ASSETS

Cash                                                    61,494          107,315
Amounts receivable                                      22,870           23,552
Prepaid expenses and deposits                           22,276           34,467
                                                  ------------     ------------
                                                       106,640          165,334

INVESTMENT                                              15,382           15,382

OTHER ASSETS (Note 5(b))                               110,415          117,362
                                                  ------------     ------------
                                                       232,437          298,078
                                                  ============     ============

                              LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabiliti                  10,968           14,762
Current portion of long-term debt (Note 3)           1,267,418        1,248,093
                                                  ------------     ------------
                                                     1,278,386        1,262,855
                                                  ------------     ------------

                               SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                              47,107,014       47,076,360

EQUITY COMPONENT OF LONG-TERM DEBT                     278,788          278,788

DEFICIT                                            (48,431,751)     (48,319,925)
                                                  ------------     ------------
                                                    (1,045,949)        (964,777)
                                                  ------------     ------------
                                                       232,437          298,078
                                                  ============     ============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)



APPROVED BY THE BOARD

/s/ Nick DeMare    , Director
-----------------------------
/s/ William Lee    , Director
-----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                      2003             2002
                                                        $                $
REVENUES

Petroleum and natural gas sales                              -           36,659
                                                  ------------     ------------

OTHER EXPENSES

Production                                                   -           31,736
General and administrative                              50,575          150,806
Depreciation, depletion and impairment                       -        1,049,996
Research, development and marketing                          -           68,256
                                                  ------------     ------------
                                                        50,575        1,300,794
                                                  ------------     ------------

OPERATING LOSS                                         (50,575)      (1,264,135)
                                                  ------------     ------------

OTHER INCOME (EXPENSES)

Interest and other income                                2,709           10,342
Interest expense on long-term debt (Note 3)            (63,960)        (230,924)
                                                  ------------     ------------
                                                       (61,251)        (220,582)
                                                  ------------     ------------
NET LOSS FOR THE PERIOD                               (111,826)      (1,484,717)
                                                  ============     ============
BASIC AND DILUTED LOSS PER SHARE                        $(0.02)          $(0.32)
                                                  ============     ============
WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING                            4,876,921        4,652,650
                                                  ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                      2003             2002
                                                        $                $

BEGINNING OF PERIOD                                (48,319,925)     (40,796,204)

CONVERSION OF LONG-TERM DEBT                                 -       (1,069,633)
                                                  ------------     ------------
                                                   (48,319,925)     (41,865,837)

NET LOSS FOR THE PERIOD                               (111,826)      (1,484,717)
                                                  ------------     ------------
END OF PERIOD                                      (48,431,751)     (43,350,554)
                                                  ============     ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                      2003             2002
                                                        $                $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                               (111,826)      (1,484,717)
Items not involving cash
   Depreciation, depletion and impairment                    -        1,049,996
   Amortization of deferred financing charges            6,947            8,750
   Interest expense settled through issuance
      of shares                                         30,654                -
   Accretion of liability component of
      long-term debt                                    23,844           29,513
   Unrealized foreign exchange                          (4,519)         (20,607)
                                                  ------------     ------------
                                                       (54,900)        (417,065)

Decrease in amounts receivable                             682            6,573
Decrease in prepaid expenses and deposits               12,191            2,375
(Decrease) increase in accounts payable and
   accrued liabilities                                  (3,794)          96,392
                                                  ------------     ------------
                                                       (45,821)        (311,725)
                                                  ------------     ------------
INVESTING ACTIVITIES

Investments and advances                                     -           11,943
Petroleum and natural gas interests expenditures             -         (549,033)
Other asset additions                                        -         (155,443)
                                                  ------------     ------------
                                                             -         (692,533)
                                                  ------------     ------------
DECREASE IN CASH FOR THE PERIOD                        (45,821)      (1,004,258)

CASH - BEGINNING OF PERIOD                             107,315        1,484,021
                                                  ------------     ------------
CASH - END OF PERIOD                                    61,494          479,763
                                                  ============     ============


Supplemental disclosure with respect to the consolidated statements of cash flows (Note 6).

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


1.       NATURE OF OPERATIONS AND GOING CONCERN

         The Company had previously been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. During fiscal 2002 and 2003, the Company was also engaged in the research, development and marketing of proprietary software programs. To date, the Company has not generated any revenues from these activities. As of August 31, 2003, the Company does not hold any petroleum and natural gas interests and is ceasing its activities in the software industry. On October 1, 2003 the Company entered into an option agreement to earn an interest in mineral concessions in Mexico, as described in Note 8.

         During the three months ended August 31, 2003, the Company incurred a loss of $111,826 and, as of August 31, 2003, had a deficit of $48,431,751 and a working capital deficiency of $1,171,746. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities and debt obligations as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, generation of profit and positive cash flow from business operations.

         These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       LONG-TERM DEBT

                                                   AUGUST 31,          MAY 31,
                                                      2003              2003
                                                        $                 $

         10% Debentures                              1,267,418        1,248,093
                                                  ============     ============

         The 10% Debentures are comprised of $870,000 Series A and CDN $600,000 Series B. The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004.

         See also Note 5(b).

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


4.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value
         Issued:

                                                       THREE MONTHS ENDED                     YEAR ENDED
                                                        AUGUST 31, 2003                      MAY 31, 2003
                                                  -----------------------------     ----------------------------
                                                     SHARES           AMOUNT           SHARES           AMOUNT
                                                                         $                                 $

         Balance, beginning of period                4,876,921       47,076,360        3,657,516       43,003,256
                                                  ------------     ------------     ------------     ------------
         Issued during the period
            Conversion on long-term debt                     -                -          876,150        4,042,336
            For debenture interest                     552,060           30,654          343,255           30,768
                                                  ------------     ------------     ------------     ------------
                                                       552,060           30,654        1,219,405        4,073,104
                                                  ------------     ------------     ------------     ------------
         Balance, end of period                      5,428,981       47,107,014        4,876,921       47,076,360
                                                  ============     ============     ============     ============


5.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended August 31, 2003, companies controlled by certain current and former directors and officers of the Company charged $19,594 for accounting, management, professional and consulting fees.

         (b) During 2001, the Company provided a relocation loan to the former Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly. During the three months ended August 31, 2003, interest income of $2,500 was received. As at August 31, 2003, the principal balance of $100,000 remains unpaid and has been included in "Other Assets". The former
                  Chairman is also a holder of $100,000 principal of the 10% Debentures.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


6.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company as follows:

                                                                              AUGUST 31,       AUGUST 31,
                                                                                 2003             2002
                                                                                   $                $
         Operating activities
            Decrease in deferred financing charges on conversion                        -           65,571
            Decrease in liability component of long-term debt on
               conversion                                                               -          225,075
                                                                             ------------     ------------
                                                                                        -          290,646
                                                                             ============     ============
         Financing activities
            Decrease in equity component of long-term debt on conversion                -         (415,522)
            Capital distribution on early induced conversion of
               long-term debt                                                           -       (1,069,633)
            Issuance of common shares for capital distribution                          -        1,194,509
            Issuance of common shares on conversion of long-term debt                   -        2,847,827
            Conversion of long-term debt                                                -       (2,847,827)
                                                                             ------------     ------------
                                                                                        -         (290,646)
                                                                             ============     ============

         Other supplementary cash flow information:

                                                                              AUGUST 31,       AUGUST 31,
                                                                                 2003             2002
                                                                                   $                $

         Interest paid in cash                                                          -          192,661
                                                                             ============     ============
         Income taxes paid in cash                                                      -                -
                                                                             ============     ============


7.       SUBSEQUENT EVENT

         On October 1, 2003, the Company entered into an option agreement whereby the Company could acquire up to a 100% interest in four mineral concessions in Mexico (the "El Nayar Project"), covering approximately 6,722 hectares. The Company may earn an initial 60% interest in consideration of making an initial option payment of US $25,000 by October 21, 2003, a further US $25,000 option payment upon regulatory approval of the agreement, and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures, which include all land holding costs and underlying option payments to concession holders, all over a three year period. Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2003
                           (EXPRESSED IN U.S. DOLLARS)


1.       GENERAL AND ADMINISTRATIVE
                                                                           $

         Accounting and administration                                    8,235
         Bank charges and interest                                          528
         Foreign exchange                                                (4,257)
         Legal                                                            3,172
         Management fees                                                 11,359
         Office and miscellaneous                                         2,040
         Office rent                                                      1,285
         Printing                                                            36
         Professional fees                                               22,919
         Regulatory fees                                                    487
         Telephone and utilities                                            959
         Transfer agent                                                   1,633
         Travel                                                           2,179
                                                                   ------------
                                                                         50,575
                                                                   ============


2.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended August 31, 2003, companies controlled by certain current and former directors and officers of the Company charged $19,594 for accounting, management, professional and consulting fees.

         (b) During 2001, the Company provided a relocation loan to the former Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly. During the three months ended August 31, 2003, interest income of $2,500 was received. As at August 31, 2003, the principal balance of $100,000 remains unpaid. The former Chairman is also a holder of $100,000 principal of the 10% Debentures.


3.(A)    SECURITIES ISSUED DURING THE THREE MONTHS ENDED AUGUST 31, 2003


         DATE          Type of                                               Total         Type of
         OF ISSUE      Security    Type of Issue      Number     Price      Proceeds   Consideration  Commission
                                                       CDN$        $           $

                                   For Debenture
         Aug. 2003     Common      Interest           552,060    0.0772      30,654         N/A(1)       N/A

         (1) Represents quarterly interest payments due on May 31, 2003 on Series A 10% debentures (US $870,000) and Series B 10% debentures (Cdn $600,000).


3.(B)    NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED AUGUST 31, 2003

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2003
                           (EXPRESSED IN U.S. DOLLARS)


4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2003


                                                              ISSUED
                                                    ----------------------------
                                 AUTHORIZED
         CLASS     PAR VALUE       NUMBER           NUMBER               AMOUNT
                                                    ------               ------
         Common       WPV         Unlimited         5,428,981       $47,107,014
                                                    =========        ==========

4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT AUGUST 31, 2003


                                             EXERCISE
         SECURITY          NUMBER              PRICE                EXPIRY DATE
                            CDN.$

         Options            2,000              18.00               Oct. 16,2003
         Options            3,500              13.40               Dec. 21, 2003
         Options            6,500              16.00               Jan. 10, 2004
         Options           25,500              26.80               Mar. 02, 2004
         Options           46,900               4.50               Dec. 21, 2004
                           ------
                           84,400
                           ======

         Warrants           3,500              14.80               Dec. 07, 2003
         Warrants         226,000              13.50               Dec. 18,2003
         Warrants          26,875              13.50               Jan. 24, 2004
         Warrants          83,650              18.80               Jul. 06, 2004
                          -------
                          340,025
                          =======


4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2003

         There are no shares held in escrow or subject to pooling as at August 31, 2003.


5.       LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 31, 2003

         Directors:
                  Nick DeMare
                  Andrew Carter
                  William Lee

         Officers:
                  Nick DeMare (President and Chief Executive Officer) Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2003
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

MINERAL PROPERTY ACQUISITION

On October 1, 2003, the Company finalized a heads of agreement for an option to acquire a 60% interest in the El Nayar Project Area, which includes the
Guanajuatillo Mine, La Castellana and Los Limones Properties totalling approximately 6,722 hectares in the State of Nayarit, Mexico. The optionor is Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company. The terms of the agreement allow for a due diligence period during which the Company will conduct initial exploration programs to assess the merits of the properties and conduct further legal due diligence regarding land tenure and environmental concerns or liabilities.

Under the terms of the option agreement the Company will have three years to earn its 60% interest by funding US $1 million of expenditures on the properties. These expenditures include all land holding costs and option payments. The Company has agreed to make option payments of US $50,000, of which US $25,000 is due October 21, 2003 and US $25,000 is payable upon approval by the TSX Venture Exchange ("TSX-V"). The Company has also agreed to issue 100,000 common shares upon TSX-V approval, with additional shares to be issued over the next three years. To earn its 60% interest the Company will issue a total of 1.1 million shares. In the first 12 months a total of 300,000 shares are to be issued to the MSJ.

GEOLOGY

The El Nayar Project area is in an area of extensive alteration and mineralization related to historic mining efforts conducted by the Spanish and, in more modern times, by English and American mining interests. This group of mines is immediately west and north of Tumi Resources' Gran Cabrera Project and 10 kilometres. NW of Admiral Bay's Monte de El Favor silver and gold project. The Guanajuatillo Mine was the first silver and gold mine staked by the Spanish Conquistadores in what is now the State of Nayarit. This historic group of gold-silver deposits is located in the area of intersection of the prolific gold-silver producing belts of the western margin of the Sierra Madre Occidental within a complex sequence of pre-mineral Lower Volcanics capped by post-mineral Upper Volcanics. The immediate mine areas are largely covered by recent ash falls from volcanos located nearby in the NeoVolcanic Belt of Mexico. The mineralization mined by the Spanish occurred within highly oxidized brecciated veins and stockworks containing bonanza grade silver and gold mineralization.

The structural preparation of the rocks in the El Nayar Project area prior to the mineralizing event was intense and can be linked to the fact that this historic mining district lies at the intersection of two regional-scale deformational trends, one NNW, the Sierra Madre of Mexico, and the other WNW, the NeoVolcanic Belt.

Large portions of the known, historic silver-gold deposits were mined for oxidized ores. There are large areas remaining to be explored using modern exploration techniques to determine the extent of gold and silver oxidized mineralization which are highly amenable to heap leach recovery methods or recovery using standard milling followed by agitation leaching in tanks.

PROJECT DEVELOPMENT

The Company is acquiring an option to purchase 60% of all the El Nayer Project area interests held or controlled by MSJ and plans to begin an exploration and development program to expand the work of recent exploration programs conducted by other companies. Subject to the results of the Company's initial exploration work, it is anticipated that mine development can be initiated on a fast-track basis given the historical grades mined and the ore grades reported and processed in more recent times.



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BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2003
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS

All work will be conducted under the close supervision of a Qualified Person, as defined under NI 43-101, and all assays will be performed by laboratories certified to do sample preparation and analyses with check blind check samples submitted on a routine basis. All ore reserve estimates will be checked by a reputable, independent third party. All further mine development, working capital and mine equipment cost estimates will also have independent third party verification. At this time it is not known if any of the mineralization found in the old stopes and at the surface is amenable to modern heap leaching techniques. Part of the early-stage testing will be checking highly oxidized, ore grade silver and gold mineralization to see if it can be processed using run-of mine ("ROM") leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed.

Historical production went from bonanza grade oxidized material to rich sulfide ores processed in a mill in the region. The Company's objective is to restart the mill after sufficient information regarding ore grades remaining in situ or as back fills in the old mines is gathered and analyzed.

OPERATIONS

During the three months ended August 31, 2003, the Company recorded a loss of $111,826 ($0.02 per share) compared to a loss of $1,484,717 ($0.32 per share) for the comparable 2002 period. During 2002, the Company recorded a charge of $1,049,996 for depreciation, depletion and impairment, which primarily reflected the costs of unsuccessful drilling results on the Basil prospect. With the abandonment of its petroleum subsidiaries at the end of November 2002, the Company ceased to record its petroleum activities.

General and administrative costs decreased by $100,231, from $150,806 in 2002 to $50,575 in 2003. The decrease in general and administrative costs in 2003 occurred primarily due to the reduced operations as a result of the Company's termination of its current petroleum and natural gas operations and development of proprietary software technologies. All discretionary costs are being reduced or eliminated where possible.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research and development of the proprietary software programs were contracted out to arm's-length parties. During 2002, $68,256 was expended in relation to this business. No further expenditures are to be incurred in this business activity.

Interest expense on long-term debt decreased by $166,964, from $230,924 in 2002 to $63,960 in 2003, reflecting the retirement of $2,847,827 of debentures through the issuance of common shares. The interest expense for 2002 includes $161,710 of bonus interest which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2003, the Company had a working capital deficiency of $1,071,746, which includes $1,267,418 of debentures which become due in January 2004. The Company has sought the debenture holders' consents to settlement of all their outstanding debt via common shares. A formal proposal has not been made but the Company has been conducting ongoing correspondence with the debenture holders. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. In addition, on October 1, 2003, the Company entered into an agreement to acquire the El Nayar concessions in Mexico. The exploration of the concessions will require significant funds which the Company currently does not have. The Company has announced that it has arranged, subject to TSX-V approval, to conduct non-brokered private placement financings

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                      FOR THE QUARTER ENDED AUGUST 31, 2003
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS

of up to 4.75 million units, to raise up to $550,000. These funds will be used for working capital purposes and due diligence costs to be incurred on the El Nayar Project. There is no assurance that the financing will be approved or completed.

The future viability of the Company is dependent upon its ability to successfully identify, evaluate and acquire assets or business opportunities, to generate additional financing to satisfy future working capital requirements and debt and interest repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to fund exploration expenditures and option payment obligations or pursue other business opportunities.

CHANGE OF DIRECTORS AND OFFICERS

On July 4, 2003, Mr. Donald W. Busby resigned as a director and the Chairman and Chief Executive Officer ("CEO") of the Company. Mr. Nick DeMare was appointed interim President and CEO of the Company and Mr. Andrew Carter was appointed to the Board of Directors. Mr. Carter has an extensive background, initially in the mining industry and then as a commercial financial executive. During the 1970's, Mr. Carter was involved in the mining industry, where he managed exploration crews in the Leonora and Kimberly regions in Western Australia. He subsequently changed professions and, in 1988, was appointed Chief Executive of RAC Finance Limited, the largest non-bank owned commercial financier in Western Australia. During this time, he was appointed Chairman and Director of Australian Finance Conference Limited and represented the industry as a panel member of the Commercial Tribunal for Western Australia. Mr. Carter was also as an associate of the Australian Institute of Credit Management. In 1999, Mr. Carter relocated to Vancouver where he has been providing services as an independent corporate consultant.

INVESTOR RELATIONS

No investor relations activities were conducted during the three months ended August 31, 2003.

The Company maintains a web site at "www.hiltonpetroleum.com".



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